EXHIBIT 99.1

News Release

For Immediate Release	Date: June 22, 2026
26-11-TR

Teck Announces Appointment of Acting Vice President, Investor Relations and Treasurer

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Edwin Shadeo as Acting Vice President, Investor Relations and Treasurer, effective immediately. Mr. Shadeo succeeds Emma Chapman, who is leaving Teck to pursue new professional opportunities.

"As Treasurer, Edwin has developed extensive relationships within the capital markets community, building on his deep understanding of our business. This, combined with his long-standing experience in investor relations, equips him well to lead our engagement with shareholders," said President and CEO Jonathan Price. "I would also like to thank Emma for her leadership and outstanding contributions to Teck during her time as Vice President, Investor Relations."

Mr. Shadeo joined Teck in 2005 as Strategic Analyst, Business Development, Coal, and has held progressively more senior and leadership roles in Investor Relations, Corporate Development, the Office of the President and CEO, and Treasury.

Mr. Shadeo holds a Bachelor of Commerce from the University of British Columbia, as well as the Chartered Alternative Investment Analyst (CAIA) and Certified Treasury Professional (CTP) designations.

About Teck
Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Edwin Shadeo
Acting Vice President, Investor Relations
604.699.4531
edwin.shadeo@teck.com

Media Contact:
Dale Steeves
Director, External Communications
236.987.7405
dale.steeves@teck.com